Exhibit 21

Name of Subsidiary	Incorporation
New Peoples Bank, Inc.	Virginia
NPB Financial Services, Inc.	Virginia
NPB Web Services, Inc.	Virginia
NPB Capital Trust I	Delaware statutory trust
NPB Capital Trust 2	Delaware statutory trust